SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

ENDEVCO, INC.
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(Name of Issuer)

"Series A" Preferred Convertible Stock
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(Title of Class of Securities)

005408109
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(CUSIP Number)

ENDEVCO, INC.
2425 Fountainview Drive
Suite 215
Houston, Texas 77057
(713) 977-4662

Mr. Chris A. Dittmar, Chief Executive Officer

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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 30, 2003
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No.	005408109
	1.	Names of Reporting Persons	Pine Curtain Production Company, LLC
	2.	Check the Appropriate Box if a Member of a Group
(a)__
		(b)__	X
	3.	SEC Use Only
	4.	Source of Funds	WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	NA
	6.	Citizenship or Place of Organization	Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	NA
	8.	Shared Voting Power
An aggregate of 500,000 shares of Series A Preferred Stock (which can be converted into 500,000,000 shares of Common Stock at the sole option of the holder and at such time as sufficent authorized common shares are available from the issuer). See Item 5b(i).

	9.	Sole Dispositive Power	NA
	10.	Shared Dispositive Power	500,000 shares of Series A Preferred Stock
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person	500,000 shares of Series A Preferred Stock
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	NA
	13.	Percent of Class Represented by Amount in Row (11)	12.05%
	14.	Type of Reporting Person	CO

Item 1. Security and Issuer

This Schedule 13D/A relates to "Series A" Preferred Convertible Stock, zero par value per share ("Preferred Stock"), of ENDEVCO, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2425 Fountainview Dr., Suite 215, Houston, TX 77057.

This Amendment No. 1 to Schedule 13D amends the original Schedule 13D filed by Pine Curtain Production Company, LLC ("PINE CURTAIN") dated as of January 7, 2004.

Item 4. Purpose of the Transaction

Item 4 is hereby amended to add a second paragraph which reads in its entirety as follows:

On December 30, 2003, Pine Curtain Production Company, LLC notified the Issuer that they had sold their entire holding of 500,000 shares of "Series A" Convertible Preferred Stock for good and valuable consideration.

Item 5. Interest in Securities of Issuer

Paragraph (a) of Item 5 is hereby amended to read in its entirety as follows:

(a) As a result of the sale described in Item 4 above, the aggregate number of shares beneficially owned by the reporting person, including the persons described in Item 2 of the original Schedule 13D, is now zero.

In accordance with Rule 13d-2(b), because this amendment reflects beneficial ownership by the reporting person of less than five percent (5%) of the class of securities, no additional filings are required with respect to the matters described herein.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2004

By CHRIS A. DITTMAR, on behalf of Pine Curtain Production Company, LLC (power of attorney)

/s/ Chris A. Dittmar